UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 28, 2015**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 28, 2015, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2014. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (d) Exhibits

        99   News release issued by Meredith Corporation dated January 28, 2015, reporting financial results for the second fiscal quarter and six months ended December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 28, 2015

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated January 28, 2015, reporting financial results for the second fiscal quarter and six months ended December 31, 2014.



MEREDITH'S FISCAL 2015 SECOND QUARTER EARNINGS PER SHARE GROW 30 PERCENT

Local Media Group Delivers Record Revenue and Profit Performance
Digital Advertising and Brand Licensing Produce Record Revenue

DES MOINES, IA (January 28, 2015) - Meredith Corporation (**NYSE:MDP; www.meredith.com**), the leading media and marketing company serving more than 100 million American women, today reported fiscal 2015 second quarter earnings per share grew 30 percent to $0.87 compared to $0.67 in the prior-year period. Total revenues rose 13 percent to $399 million, including 25 percent growth in advertising revenues.

Excluding special charges in both periods, fiscal 2015 second quarter earnings per share grew 45 percent to a second quarter record of $1.00, compared to $0.69 in the prior-year period, and operating profit margin increased nearly five percentage points to 20 percent. Fiscal 2015 second quarter results included special charges of $6 million after tax, or $0.13 per share, primarily due to transaction and integration expenses related to recent acquisitions. Special charges in the prior-year period were also primarily due to acquisition-related expenses. (*See Tables 1-4 for supplemental disclosures regarding non-GAAP financial measures).*

"We continued our strong momentum in the second quarter of fiscal 2015, again delivering higher cash flow and returns to our shareholders," said Meredith Chairman and CEO Stephen M. Lacy. "Advertising trends strengthened, our recent acquisitions are performing above expectations, and our brands are stronger than ever with consumers across our media platforms and at retail."

Looking more closely at Meredith's fiscal 2015 second quarter compared to the prior-year period, excluding special charges:

- **Local Media Group revenues increased 50 percent to an all-time quarterly record $157 million.** Operating profit and EBITDA also set records, growing more than 60 percent each to $60 million and $70 million, respectively. Growth was spurred by the addition of television stations KMOV in St. Louis, KTVK in Phoenix and WGGB in Springfield, Mass.; record political advertising; and higher net retransmission contribution.

- **National Media Group operating profit grew 7 percent and margin strengthened,** driven by increased advertising revenues - including record fiscal second quarter digital advertising performance; improved performance by Meredith Xcelerated Marketing; and a 4 percent decrease in operating expenses.

- **Total Company digital advertising revenues grew 45 percent to an all-time quarterly record, driven by both recent acquisitions and organic growth.** National Media Group digital advertising revenues increased nearly 45 percent, while Local Media Group digital advertising revenues grew more than 50 percent.

- **Consumer engagement expanded across Meredith's media platforms.** According to the latest Magazine Media 360 Brand Audience Report, Meredith's national brands grew their multi-channel audience reach 20 percent to more than 230 million consumers on a monthly basis across print, digital, mobile and video. Meredith's television stations delivered a strong November ratings book. Additionally, traffic to Meredith's digital and mobile sites averaged nearly 70 million unique visitors per month, according to comScore.

- **Meredith continued to strategically expand its portfolio,** including the acquisitions of television stations in Mobile-Pensacola and Springfield, Mass.; licensing the rights to operate the *Martha Stewart Living* and *Martha Stewart Weddings* media properties; and acquiring digital businesses Mywedding.com and Selectable Media. Earlier today, Meredith announced the acquisition of the *Shape* print and digital brand from American Media Inc. Meredith expects these portfolio additions will be accretive to earnings and cash flow in fiscal 2015, consistent with its Total Shareholder Return strategy.

Fiscal 2015 first half earnings per share grew 27 percent to $1.52 compared to $1.20 in the prior-year period. Excluding special charges in both periods, earnings per share rose 35 percent to $1.65 from $1.22 (*See Tables 1-4)*. Total revenues rose 8 percent to $770 million.

OPERATING GROUP DETAIL

LOCAL MEDIA GROUP

Meredith's Local Media Group includes 17 owned or operated television stations reaching nearly 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, including seven stations in the nation's Top 25 and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week. Meredith expects to continue to grow its Local Media Group both organically and through strategic acquisitions.

Fiscal 2015 second quarter Local Media Group operating profit was $55 million. **Excluding special charges, operating profit grew 64 percent to an all-time quarterly record of $60 million**; EBITDA grew to a second quarter record of $70 million; and EBITDA margin was 44 percent. Revenues rose 50 percent to $157 million, also an all-time quarterly record.

Looking more closely at fiscal 2015 second quarter performance compared to the prior-year period:

- Total advertising revenues increased 58 percent to $125 million, an all-time quarterly record.

- Political advertising revenues were $29 million and totaled $42 million for the first half of fiscal 2015 - both record highs. In addition to contributions from newly acquired stations in St. Louis and Phoenix, Meredith's existing stations in Phoenix, Hartford and Kansas City generated significant political dollars.

- Non-political advertising revenues grew 22 percent to $95 million, benefiting from the recent acquisitions and strong digital advertising revenue performance.

- Other revenues and operating expenses increased, due primarily to growth in retransmission revenues from cable and satellite television operators and higher programming fees paid to affiliated networks, along with contributions from recent acquisitions. Most of Meredith's retransmission agreements with cable and satellite operators are scheduled for renegotiation in the next 24 months. Meanwhile, most of Meredith's network affiliation agreements are in place into fiscal 2017 and beyond.

On Dec. 19, 2014, Meredith completed the acquisition of WALA, the Fox affiliate in Mobile-Pensacola, for $86 million. On Oct. 31, 2014, Meredith completed the acquisition of WGGB, the ABC affiliate in Springfield, Mass. for $53 million.

"Our television expansion strategy is producing strong revenue and profit growth," said Meredith Local Media Group President Paul Karpowicz. "We will continue to look for opportunities to strategically add to our broadcasting portfolio, as well as drive growth through increased advertising and retransmission revenues."

Fiscal 2015 first half Local Media Group operating profit was $91 million. Excluding special charges, operating profit grew 55 percent to $97 million; EBITDA grew 52 percent to $115 million; revenues rose 45 percent to $281 million - all records; and EBITDA margin was 41 percent.

NATIONAL MEDIA GROUP

Meredith's National Media Group reaches a multi-channel audience of more than 230 million consumers monthly, including 100 million unduplicated women and 60 percent of American millennial women. Meredith is a leader at creating content across media platforms and life stages in key consumer interest areas such as food, home, parenthood and health. It also features robust brand licensing activities and innovative business-to-business marketing services. Meredith expects to continue to grow its National Media Group organically and through strategic acquisitions.

Fiscal 2015 second quarter National Media Group operating profit was $26 million. **Excluding special charges, operating profit grew 7 percent to $30 million.** Revenues were $242 million.

Looking more closely at fiscal 2015 second quarter performance compared to the prior-year period, excluding special charges:

- Total advertising revenues grew to $117 million. Digital advertising revenues increased nearly 45 percent to a fiscal second quarter record, and accounted for an all-time high of more than 30 percent of total National Media Group advertising revenues. Growth was driven by strong results at Allrecipes.com, along with the addition of Marthastewart.com and Mywedding.com.

- Circulation revenues were $59 million, compared to $68 million, primarily due to the *Ladies' Home Journal* transition, partially offset by the addition of *Allrecipes* magazine, which increased its rate base to 1.1 million beginning with the February/March 2015 issue, up from 500,000 at launch a year ago.

- Digital consumer marketing activities continued to expand, driving approximately one-third of magazine subscription acquisitions over the last 12 months.

- Brand Licensing revenues grew to a second quarter record, driven by sales of more than 3,000 SKUs of Better Homes and Gardens licensed products at more than 4,000 Walmart stores nationwide and at Walmart.com.

- Operating expenses declined 4 percent due to continued strong expense discipline.

Meredith's consumer engagement continued to grow in the second quarter of fiscal 2015. According to the most current Magazine Media 360 report, Meredith has two of the three largest brands in the industry: Better Homes and Gardens (No. 2 with a total monthly audience of 53 million) and Allrecipes (No. 3 with a total monthly audience of 52 million).

"We're pleased to report operating profit growth in the quarter, driven by higher advertising revenues, stronger performance from Meredith Xcelerated Marketing, and disciplined expense control," said Meredith National Media Group President Tom Harty. "Looking ahead, we are excited about the marketplace response to the addition of the *Martha Stewart Living* media properties; our agreement to purchase *Shape*, the leader in the women's active lifestyle category; and the enhanced digital native and engagement-based advertising capabilities from Selectable Media."

Fiscal 2015 first half National Media Group operating profit was $55 million. Excluding special charges, operating profit grew 5 percent to $59 million, and operating margin grew to 12 percent. Revenues were $489 million, compared to $517 million in the prior-year period.

OTHER FINANCIAL INFORMATION

Consistent with its Total Shareholder Return (TSR) strategy, Meredith repurchased 362,000 shares of its stock in the second quarter of fiscal 2015, and $98 million remained under the current repurchase authorization. Total debt was $859 million and the weighted average interest rate was 2.4 percent, with $400 million effectively at a fixed rate. Meredith's debt-to-EBITDA ratio for the trailing 12 months was 2.9 to 1. All metrics are as of December 31, 2014.

Key elements of Meredith's TSR strategy are (1) An annual dividend of $1.73 per share (yielding approximately 3.5 percent), which reflects a 6 percent increase in the annual dividend over the prior year and a 70 percent increase since Meredith launched its TSR strategy in October 2011; (2) A share repurchase program with $98 million remaining under current authorizations; and (3) Ongoing investments to scale the business and increase shareholder value.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings. All fiscal 2015 second quarter and first half comparisons are against the comparable prior-year period unless otherwise stated.

OUTLOOK

Meredith expects full year fiscal 2015 earnings per share before special charges to range from $3.25 to $3.35, an increase from the previous range established on July 31, 2014.

The new and higher range reflects expected accretion of between $0.10 to $0.15 from the addition of the Martha Stewart media properties and the *Shape* brand to Meredith's National Media Group; and WALA in Mobile-Pensacola to Meredith's Local Media Group.

Looking more closely at the third quarter of fiscal 2015 compared to the year-ago period:

- Total Company revenues are expected to be up high-single digits.

- Total Local Media Group revenues are expected to be up 25 to 30 percent.

- Total National Media Group revenues are expected to be up low-single digits.

Meredith expects fiscal 2015 third quarter earnings per share to range from $0.66 to $0.71. While Meredith expects the addition of the *Shape* brand to be accretive to earnings for full fiscal 2015, Meredith expects it will be $0.04 dilutive to earnings per share in its third fiscal quarter. This is due to the timing of certain expenses occurring prior to the generation of revenue.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the third quarter and full year fiscal 2015. These and other uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on January 28, 2015 at 11 a.m. EST to discuss fiscal 2015 second quarter results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA and EBITDA margin are common supplemental measures of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Management does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures.

Results excluding special charges are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this release that are forward-looking include, but are not limited to, the Company's revenue and earnings per share outlook for third quarter and full year fiscal 2015.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile, tablets and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix and Portland - and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches a multi-channel audience of more than 230 million consumers monthly, including 100 million unduplicated women and 60 percent of American millennial women. Meredith is the leader in creating content across media platforms in key consumer interest areas such as food, home, parenthood and health through well-known brands such as Better Homes and Gardens, Parents and Allrecipes. The National Media Group features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and Chrysler.

Meredith's balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith's current annualized dividend of $1.73 per share yields approximately 3.5 percent. Meredith has paid a dividend for 67 straight years and increased it for 21 consecutive years.

-- # # # # --

Shareholder/Financial Analyst Contact: | **Media Contact:**
Mike Lovell | Art Slusark
Director of Investor Relations | Chief Communications Officer
Phone: (515) 284-3622 | Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com | E-mail: Art.Slusark@meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

		Three Months			Six Months	
Periods ended December 31,		2014	2013		2014	2013
(In thousands except per share data)						
Revenues						
Advertising	$	241,422	$ 193,531	$	459,453	$ 392,078
Circulation		59,468	67,733		125,353	143,467
All other		98,015	92,784		185,283	174,955
Total revenues		398,905	354,048		770,089	710,500
Operating expenses						
Production, distribution, and editorial		140,283	132,216		282,170	272,993
Selling, general, and administrative		175,452	158,341		339,128	319,413
Depreciation and amortization		14,308	11,590		27,077	23,385
Total operating expenses		330,043	302,147		648,375	615,791
Income from operations		68,862	51,901		121,714	94,709
Interest expense, net		(4,785)	(2,555)		(9,027)	(5,268)
Earnings before income taxes		64,077	49,346		112,687	89,441
Income taxes		(24,486)	(18,777)		(43,731)	(34,831)
Net earnings	$	39,591	$ 30,569	$	68,956	$ 54,610
Basic earnings per share	$	0.89	$ 0.68	$	1.55	$ 1.22
Basic average shares outstanding		44,483	44,696		44,471	44,672
Diluted earnings per share	$	0.87	$ 0.67	$	1.52	$ 1.20
Diluted average shares outstanding		45,268	45,619		45,224	45,499
Dividends paid per share	$	0.4325	$ 0.4075	$	0.8650	$ 0.8150

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Periods ended December 31,		Three Months			Six Months	
		2014	2013		2014	2013
(In thousands)						
Revenues						
National media						
Advertising	$	116,774	$ 114,543	$	242,006	$ 248,227
Circulation		59,468	67,733		125,353	143,467
Other revenues		66,139	67,418		121,348	124,899
Total national media		242,381	249,694		488,707	516,593
Local media						
Non-political advertising		95,326	78,270		175,162	142,622
Political advertising		29,322	718		42,285	1,229
Other revenues		31,876	25,366		63,935	50,056
Total local media		156,524	104,354		281,382	193,907
Total revenues	$	398,905	$ 354,048	$	770,089	$ 710,500
Operating profit						
National media	$	26,107	$ 28,070	$	55,002	$ 56,146
Local media		54,986	35,225		91,298	60,901
Unallocated corporate		(12,231)	(11,394)		(24,586)	(22,338)
Income from operations	$	68,862	$ 51,901	$	121,714	$ 94,709
Depreciation and amortization						
National media	$	3,487	$ 4,783	$	7,112	$ 9,733
Local media		10,395	6,399		19,110	12,832
Unallocated corporate		426	408		855	820
Total depreciation and amortization	$	14,308	$ 11,590	$	27,077	$ 23,385
EBITDA [1]						
National media	$	29,594	$ 32,853	$	62,114	$ 65,879
Local media		65,381	41,624		110,408	73,733
Unallocated corporate		(11,805)	(10,986)		(23,731)	(21,518)
Total EBITDA [1]	$	83,170	$ 63,491	$	148,791	$ 118,094

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets		December 31, 2014		June 30, 2014
(In thousands)				
Current assets				
Cash and cash equivalents	$	18,123	$	36,587
Accounts receivable, net		289,658		257,644
Inventories		26,213		24,008
Current portion of subscription acquisition costs		97,609		96,893
Current portion of broadcast rights		12,083		4,551
Assets held for sale		54,610		32,900
Other current assets		24,381		17,429
Total current assets		522,677		470,012
Property, plant, and equipment		524,803		501,216
Less accumulated depreciation		(312,274)		(296,168)
Net property, plant, and equipment		212,529		205,048
Subscription acquisition costs		105,808		101,533
Broadcast rights		2,809		3,114
Other assets		87,419		86,935
Intangible assets, net		930,090		835,531
Goodwill		941,237		841,627
Total assets	$	2,802,569	$	2,543,800

Liabilities and Shareholders' Equity				
Current liabilities				
Current portion of long-term debt	$	62,500	$	87,500
Current portion of long-term broadcast rights payable		12,137		4,511
Accounts payable		76,308		81,402
Accrued expenses and other liabilities		149,186		136,047
Current portion of unearned subscription revenues		184,282		173,643
Total current liabilities		484,413		483,103
Long-term debt		796,250		627,500
Long-term broadcast rights payable		4,223		4,327
Unearned subscription revenues		166,464		151,533
Deferred income taxes		287,509		277,477
Other noncurrent liabilities		140,604		108,208
Total liabilities		1,879,463		1,652,148
Shareholders' equity				
Common stock		37,247		36,776
Class B stock		7,288		7,700
Additional paid-in capital		43,555		41,884
Retained earnings		844,189		814,050
Accumulated other comprehensive loss		(9,173)		(8,758)
Total shareholders' equity		923,106		891,652
Total liabilities and shareholders' equity	$	2,802,569	$	2,543,800

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Six months ended December 31,	2014	2013
(In thousands)		
Net cash provided by operating activities	$ 74,369	$ 60,687
Cash flows from investing activities		
Acquisitions of and investments in businesses	(183,944)	(879)
Additions to property, plant, and equipment	(11,855)	(11,272)
Net cash used in investing activities	(195,799)	(12,151)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	285,000	106,000
Repayments of long-term debt	(141,250)	(116,000)
Dividends paid	(38,817)	(36,628)
Purchases of Company stock	(36,177)	(58,198)
Proceeds from common stock issued	28,389	50,633
Excess tax benefits from share-based payments	6,035	3,866
Other	(214)	—
Net cash provided by (used in) financing activities	102,966	(50,327)
Net decrease in cash and cash equivalents	(18,464)	(1,791)
Cash and cash equivalents at beginning of period	36,587	27,674
Cash and cash equivalents at end of period	$ 18,123	$ 25,883

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended December 31, 2014	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising	$ 241,422	$ —	$ 241,422	$ 459,453	$ —	$ 459,453
Circulation	59,468	—	59,468	125,353	—	125,353
All other	98,015	—	98,015	185,283	—	185,283
Total revenues	398,905	—	398,905	770,089	—	770,089
Operating expenses						
Production, distribution, and editorial	140,283	—	140,283	282,170	—	282,170
Selling, general, and administrative	167,254	8,198 (a)	175,452	330,930	8,198 (a)	339,128
Depreciation and amortization	13,049	1,259 (b)	14,308	25,818	1,259 (b)	27,077
Total operating expenses	320,586	9,457	330,043	638,918	9,457	648,375
Income from operations	78,319	(9,457)	68,862	131,171	(9,457)	121,714
Interest expense, net	(4,785)	—	(4,785)	(9,027)	—	(9,027)
Earnings before income taxes	73,534	(9,457)	64,077	122,144	(9,457)	112,687
Income taxes	(28,127)	3,641	(24,486)	(47,372)	3,641	(43,731)
Net earnings	$ 45,407	$ (5,816)	$ 39,591	$ 74,772	$ (5,816)	$ 68,956
Basic earnings per share	$ 1.02	$ (0.13)	$ 0.89	$ 1.68	$ (0.13)	$ 1.55
Basic average shares outstanding	44,483	44,483	44,483	44,471	44,471	44,471
Diluted earnings per share	$ 1.00	$ (0.13)	$ 0.87	$ 1.65	$ (0.13)	$ 1.52
Diluted average shares outstanding	45,268	45,268	45,268	45,224	45,224	45,224

(a) Severance costs of $5.3 million, acquisition and disposal transaction costs of $2.7 million, and other write-downs and accruals of $0.2 million

(b) Write-down video production fixed assets

Table 2

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended December 31, 2014	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media						
Advertising	$116,774	$ —	$116,774	$242,006	$ —	$242,006
Circulation	59,468	—	59,468	125,353	—	125,353
Other revenues	66,139	—	66,139	121,348	—	121,348
Total national media	242,381	—	242,381	488,707	—	488,707
Local media						
Non-political advertising	95,326	—	95,326	175,162	—	175,162
Political advertising	29,322	—	29,322	42,285	—	42,285
Other revenues	31,876	—	31,876	63,935	—	63,935
Total local media	156,524	—	156,524	281,382	—	281,382
Total revenues	$398,905	$ —	$398,905	$770,089	$ —	$770,089
Operating profit						
National media	$ 30,175	$ (4,068) (a)	$ 26,107	$ 59,070	$ (4,068) (a)	$ 55,002
Local media	60,375	(5,389) (b)	54,986	96,687	(5,389) (b)	91,298
Unallocated corporate	(12,231)	—	(12,231)	(24,586)		(24,586)
Income from operations	$ 78,319	$ (9,457)	$ 68,862	$131,171	$ (9,457)	$121,714
Depreciation and amortization						
National media	$ 3,487	$ —	$ 3,487	$ 7,112	$ —	$ 7,112
Local media	9,136	1,259 (c)	10,395	17,851	1,259 (c)	19,110
Unallocated corporate	426	—	426	855	—	855
Total depreciation and amortization	$ 13,049	$ 1,259	$ 14,308	$ 25,818	$ 1,259	$ 27,077
EBITDA[1]						
National media	$ 33,662	$ (4,068)	$ 29,594	$ 66,182	$ (4,068)	$ 62,114
Local media	69,511	(4,130)	65,381	114,538	(4,130)	110,408
Unallocated corporate	(11,805)	—	(11,805)	(23,731)	—	(23,731)
Total EBITDA[1]	$ 91,368	$ (8,198)	$ 83,170	$156,989	$ (8,198)	$148,791
Local media EBITDA[1] margin	44.4%		41.8%	40.7%		39.2%

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

(a) Severance costs of $3.6 million and acquisition transaction costs of $0.5 million

(b) Acquisition and disposal transaction costs of $2.3 million, severance costs of $1.6 million, write-down of video production fixed assets of $1.3 million, and other write-downs and accruals of $0.2 million

(c) Write-down of video production fixed assets

Table 3

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended December 31, 2013	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising..	$ 193,531	$ —	$ 193,531	$ 392,078	$ —	$ 392,078
Circulation..	67,733	—	67,733	143,467	—	143,467
All other	92,784	—	92,784	174,955	—	174,955
Total revenues....................................	354,048	—	354,048	710,500	—	710,500
Operating expenses						
Production, distribution, and editorial...	132,216	—	132,216	272,993	—	272,993
Selling, general, and administrative	156,776	1,565 (a)	158,341	317,848	1,565 (a)	319,413
Depreciation and amortization	11,590	—	11,590	23,385	—	23,385
Total operating expenses....................	300,582	1,565	302,147	614,226	1,565	615,791
Income from operations......................	53,466	(1,565)	51,901	96,274	(1,565)	94,709
Interest expense, net.............................	(2,555)	—	(2,555)	(5,268)	—	(5,268)
Earnings before income taxes	50,911	(1,565)	49,346	91,006	(1,565)	89,441
Income taxes	(19,380)	603	(18,777)	(35,434)	603	(34,831)
Net earnings	$ 31,531	$ (962)	$ 30,569	$ 55,572	$ (962)	$ 54,610
Basic earnings per share.....................	$ 0.70	$ (0.02)	$ 0.68	$ 1.24	$ (0.02)	$ 1.22
Basic average shares outstanding..........	44,696	44,696	44,696	44,672	44,672	44,672
Diluted earnings per share	$ 0.69	$ (0.02)	$ 0.67	$ 1.22	$ (0.02)	$ 1.20
Diluted average shares outstanding.......	45,619	45,619	45,619	45,499	45,499	45,499

(a) Acquisition transaction costs

Table 4

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended December 31, 2013	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media						
Advertising	$114,543	$ —	$114,543	$248,227	$ —	$248,227
Circulation	67,733	—	67,733	143,467	—	143,467
Other revenues	67,418	—	67,418	124,899	—	124,899
Total national media	249,694	—	249,694	516,593	—	516,593
Local media						
Non-political advertising	78,270	—	78,270	142,622	—	142,622
Political advertising	718	—	718	1,229	—	1,229
Other revenues	25,366	—	25,366	50,056	—	50,056
Total local media	104,354	—	104,354	193,907	—	193,907
Total revenues	$354,048	$ —	$354,048	$710,500	$ —	$710,500
Operating profit						
National media	$ 28,070	$ —	$ 28,070	$ 56,146	$ —	$ 56,146
Local media	36,790	(1,565) (a)	35,225	62,466	(1,565) (a)	60,901
Unallocated corporate	(11,394)	—	(11,394)	(22,338)	—	(22,338)
Income from operations	$ 53,466	$ (1,565)	$ 51,901	$ 96,274	$ (1,565)	$ 94,709
Depreciation and amortization						
National media	$ 4,783	$ —	$ 4,783	$ 9,733	$ —	$ 9,733
Local media	6,399	—	6,399	12,832	—	12,832
Unallocated corporate	408	—	408	820	—	820
Total depreciation and amortization	$ 11,590	$ —	$ 11,590	$ 23,385	$ —	$ 23,385
EBITDA[1]						
National media	$ 32,853	$ —	$ 32,853	$ 65,879	$ —	$ 65,879
Local media	43,189	(1,565) (a)	41,624	75,298	(1,565) (a)	73,733
Unallocated corporate	(10,986)	—	(10,986)	(21,518)	—	(21,518)
Total EBITDA[1]	$ 65,056	$ (1,565)	$ 63,491	$119,659	$ (1,565)	$118,094
Local media EBITDA[1] margin	41.4%		39.9%	38.8%		38.0%

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

(a) Acquisition transaction costs

Table 5

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA

Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.

Segment EBITDA is a measure of segment earnings before depreciation and amortization.

Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

	Three months ended December 31, 2014			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 242,381	$ 156,524	$ —	$ 398,905
Operating profit	$ 26,107	$ 54,986	$ (12,231)	$ 68,862
Depreciation and amortization	3,487	10,395	426	14,308
EBITDA	$ 29,594	$ 65,381	$ (11,805)	83,170
Less:				
Depreciation and amortization				(14,308)
Net interest expense				(4,785)
Income taxes				(24,486)
Net earnings				$ 39,591
Segment EBITDA margin	12.2%	41.8%		

	Three months ended December 31, 2013			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 249,694	$ 104,354	$ —	$ 354,048
Operating profit	$ 28,070	$ 35,225	$ (11,394)	$ 51,901
Depreciation and amortization	4,783	6,399	408	11,590
EBITDA	$ 32,853	$ 41,624	$ (10,986)	63,491
Less:				
Depreciation and amortization				(11,590)
Net interest expense				(2,555)
Income taxes				(18,777)
Net earnings				$ 30,569
Segment EBITDA margin	13.2%	39.9%		

	Six months ended December 31, 2014			
	National Media	**Local Media**	**Unallocated Corporate**	**Total**
(In thousands)				
Revenues...	$ 488,707	$ 281,382	$ —	$ 770,089
Operating profit	$ 55,002	$ 91,298	$ (24,586)	$ 121,714
Depreciation and amortization	7,112	19,110	855	27,077
EBITDA...	$ 62,114	$ 110,408	$ (23,731)	148,791
Less:				
Depreciation and amortization				(27,077)
Net interest expense.................................				(9,027)
Income taxes...				(43,731)
Net earnings...				$ 68,956
Segment EBITDA margin	12.7%	39.2%		

	Six months ended December 31, 2013			
	National Media	**Local Media**	**Unallocated Corporate**	**Total**
(In thousands)				
Revenues...	$ 516,593	$ 193,907	$ —	$ 710,500
Operating profit	$ 56,146	$ 60,901	$ (22,338)	$ 94,709
Depreciation and amortization	9,733	12,832	820	23,385
EBITDA...	$ 65,879	$ 73,733	$ (21,518)	118,094
Less:				
Depreciation and amortization				(23,385)
Net interest expense.................................				(5,268)
Income taxes...				(34,831)
Net earnings...				$ 54,610
Segment EBITDA margin	12.8%	38.0%		